Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, N.Y. 10017-3954
(212) 455-2000
___________________________________

Facsimile (212) 455-2502
July 7, 2017
Via EDGAR

Re:	American Renal Associates Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Response Dated June 6, 2017
(File No. 001-37751)

Rufus Decker
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Dear Mr. Decker:
On behalf of our client American Renal Associates Holdings, Inc. (“American Renal” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated June 23, 2017, concerning the Company’s June 6, 2017 response to the Staff’s May 25, 2017 comments on the Annual Report on Form 10-K (the “Form 10-K”) of the Company for the fiscal year ended December 31, 2016, filed with the Commission on March 8, 2017 (File No. 001-37751).
We note that the responses set forth below are based solely on information received from the Company’s management.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
Noncontrolling Interests, page F-12

Comment 1:
We read your response to comment 1. Please revise your accounting policy to reference the probability of becoming redeemable, as opposed to the probability of redemption. Refer to paragraph 15 of ASC 480-10-S99-3A.

Response:
The Company acknowledges the Staff’s comment and clarifies that the Company assesses the probability of a noncontrolling interest (“NCI”) becoming redeemable if such redemption is subject to the occurrence of a contingent event, rather than assessing the probability of redemption. The Company notes that it does not currently have NCI subject to put provisions that only become exercisable upon the occurrence of a contingent event. If in the future the Company does have NCI subject to provisions that only become

Mr. Rufus Decker	July 7, 2017

exercisable upon the occurrence of a contingent event, the Company will assess the probability of the NCI becoming redeemable.

Comment 2:
We read your response to comment 1. For noncontrolling interests, the amount presented in temporary equity can be less than the initial amount reported in temporary equity to the extent the decrease is from the attribution of losses or potentially the distribution of dividends. The amount presented in temporary equity should be the greater of the noncontrolling interest balance determined pursuant to ASC 810-10 or the amount determined pursuant to paragraphs 12-15 and 16(e) of ASC 480-10-S99-3A. Please revise your accounting policy accordingly.

Response:	The Company acknowledges the Staff’s comment and agrees to revise its accounting policy in future filings to state:

Member interests with redemption features that are not solely within the Company’s control, such as the Company’s noncontrolling interests that are subject to put provisions, are presented outside of permanent equity and are measured at the greater of the noncontrolling interest balance determined pursuant to ASC 810-10 or the fair value. Changes in the fair value of noncontrolling interests subject to put provisions are accounted for as equity transactions.

The Company intends to provide this additional detail regarding its accounting policy for subsequent measurement of its noncontrolling interests in its future reports on Form 10-K.

Note 15 - Earnings (Loss) Per Share, page F-26

Comment 3:
We read your response to comment 3. Please also revise your disclosures to reconcile the $7,404 adjustment with the $20,940 change in fair value of noncontrolling interests amount presented in the noncontrolling interests subject to put provisions column on page F-6.

Response:
The Company advises the Staff that the $7,404 amount is a portion of the $20,940 change in the fair value of NCI. The change of $7,404 relates to certain NCI that became puttable upon the occurrence of the Company’s initial public offering. The redemption price for those NCI is based on a formula included in the Company’s agreements with the physicians whose interests included the put provision triggered by the initial public offering. The $7,404 represents the excess of the put price for those interests over the fair value of the NCI. The Company’s computation of the adjustment for the change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests as of December 31, 2016 is set forth below (dollars in thousands):

Mr. Rufus Decker	July 7, 2017

As of
December 31, 2016
Estimated fair values of contractual noncontrolling interest put provisions	$16,835
Estimated fair values for accounting purposes	24,239
Difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests	$7,404

In addition, the tables below set forth a reconciliation of noncontrolling interests subject to put provisions as reported on page F-6 (dollars in thousands):

As of
December 31, 2016
Noncontrolling interests subject to put provisions - estimated fair values	$122,961
Difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests	7,404
Noncontrolling interests subject to put provisions - maximum redemption value	$130,365

Year Ended
December 31, 2016
Change in estimated fair values for accounting purposes	$13,536
Change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests	7,404
Total change in fair value of Noncontrolling interests subject to put provisions - maximum redemption value	$20,940

The Company acknowledges the Staff’s comment and agrees to revise its disclosure in future filings to include reconciliation tables similar to those above, beginning with the Form 10-Q for the quarter ended June 30, 2017.

Comment 4:
We read your response to comment 4. Please tell us in greater detail why net income (loss) attributable to American Renal Associates Holdings, Inc. common shareholders is not presented on the face of your statement of operations, since it appears to be materially different from net income (loss) attributable to American Renal Associates Holdings, Inc. for the year ended December 31, 2016 and the three months ended March 31, 2017.

Response:
The Company acknowledges the Staff’s comment and agrees to revise the face of its statement of operations to include net income (loss) attributable to American Renal Associates Holdings, Inc. common shareholders, beginning with the Form 10-Q for the quarter ended June 30, 2017. Attached as Exhibit A is the proposed format for that disclosure using the statements of operations for the years ended December 31, 2014, 2015 and 2016.

* * *

Mr. Rufus Decker	July 7, 2017

Please contact John C. Ericson at (212) 455-3520 with any questions or comments.
Very truly yours,
/s/ Simpson Thacher & Bartlett LLP
SIMPSON THACHER & BARTLETT LLP

cc:    Suying Li, Division of Corporation Finance

Mr. Rufus Decker	July 7, 2017

EXHIBIT A

PROPOSED FORMAT FOR PRESENTATION OF NET INCOME (LOSS) ATTRIBUTABLE TO AMERICAN RENAL ASSOCIATES HOLDINGS, INC. COMMON SHAREHOLDERS
(ILLUSTRATED USING THE PERIODS SET FORTH BELOW)

AMERICAN RENAL ASSOCIATES HOLDINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except for share data)

	For the Years Ended December 31,
	2016	2015		2014
Patient service operating revenues	$756,329		$657,505		$563,550
Provision for uncollectible accounts	(6,562)		(4,524)		(2,816)
Net patient service operating revenues	749,767		652,981		560,734
Operating expenses:
Patient care costs	452,449		390,949		329,847
General and administrative	127,631		77,250		63,026
Transaction-related costs (Note 3)	2,239		2,086		_
Depreciation and amortization	33,862		31,846		28,527
Certain legal matters (Note 20)	6,779		_		_
Total operating expenses	622,960		502,131		421,400
Operating income	126,807		150,850		139,334
Interest expense, net	(35,933)		(45,400)		(44,070)
Loss on early extinguishment of debt	(4,708)		_		_
Income tax receivable agreement income	1,286		_		_
Income before income taxes	87,452		105,450		95,264
Income tax expense (benefit)	(753)		12,373		12,858
Net income	88,205		93,077		82,406
Less: Net income attributable to noncontrolling interests	(88,590)		(74,232)		(66,209)
Less: Change in the difference between the estimated fair values of contractual noncontrolling interest put provisions and estimated fair values for accounting purposes of the related noncontrolling interests	(7,404)		_		_
Net income (loss) attributable to common shareholders	$(7,789)		$18,845		$16,197

Earnings (loss) per share (Note 15):
Basic	$(0.28)		$0.85		$0.74
Diluted	$(0.28)		$0.83		$0.73
Weighted-average number of common shares outstanding
Basic	28,118,673		22,153,451		21,930,398
Diluted	28,118,673		22,707,874		22,332,887

Cash dividends declared per share	$1.30	$	_	$	_

The accompanying notes are an integral part of these consolidated financial statements.